United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐      No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Table of Contents

Press Release
Signature

Press Release
Vale sets a dedicated Brazil-Asia shuttle service
Rio de Janeiro, August 3, 2008 – Companhia Vale do Rio Doce (Vale) announces that it entered into a contract with Rongsheng Shipbuilding and Heavy Industries, from China, for the construction of twelve very large ore carriers, each one with a capacity of 400,000 deadweight tons (dwt).
A highly efficient logistics infrastructure is one of the key factors to the competitiveness of the iron ore business. In order to maximize the efficiency of our operations we have been developing initiatives to enhance the exploitation of economies of scale. These include the use of longer trains in our railroads — with 330 wagons and higher efficiency locomotives, with on-board computers and higher axle loads — and the creation of a dedicated maritime shuttle service between Brazil and Asia, where we expect most of the future growth of the global demand for iron ore to come from.
The ships ordered are the largest ore carriers to be built in the world and they will be part of the shuttle service carrying iron ore from our maritime terminals in Brazil to Asian clients. They have high safety standards and will contribute to reduce the cost of long haul maritime transportation of iron ore to steelmakers.
The first of these vessels is expected in early 2011 and the completion of the order is expected to take place in 2012.
The total cost of the investment with these ore carriers is US$ 1.6 billion. This capital expenditure is in addition to our investment program of US$ 59 billion for 2008-2012, showing our strong commitment to growth and shareholder value creation.
Given the contracts celebrated and announced by Vale in May 2007 — involving four 388,000 dwt ships, one 300,000 dwt and one 290,000 dwt converted crude carrier — the dedicated Brazil-Asia shuttle service will have 18 very large ore carriers, with a total tonnage of 7.1 million dwt, in addition to our three already existing capesize vessels. The fleet will have an estimated capacity to carry 30.2 million metric tons of iron ore per year from Brazil to Asia, corresponding to 31% of our shipments to China in 2007.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results.  All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) factors of high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 3, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations